EXHIBIT 99.1

DOLLAR TREE TO PRESENT AT THE JP MORGAN CONSUMER & RETAIL CONFERENCE

CHESAPEAKE, Va. - November 22, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, will participate in the JP Morgan Consumer & Retail Conference, being held on November 28 - 29, 2006, at The Westin Times Square, in New York, New York. Dollar Tree's presentation is scheduled for Tuesday, November 28, at approximately 10:20 am EST. Kent Kleeberger, the Company's Chief Financial Officer, will discuss Dollar Tree's business and growth plans. A live audio-only web cast of the Company's presentation at the JP Morgan conference will be available at https://events.jpmorgan.com. A replay will be available within 24 hours of the presentation and can be accessed at the same location. This replay will be available until midnight December 5, 2006.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
             Timothy J. Reid
             757-321-5284
             www.DollarTree.com

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